Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company:

Genco Resources Ltd.
Suite 550 – 999 West Hastings Street
Vancouver, BC V6C 2W2

Item 2.	Date of Material Change:

March 24, 2009

Item 3.	News Release:

A News Release was issued March 25, 2009 through Marketwire. (Attached)

Item 4.	Summary of Material Change:

Genco Resources Ltd. has settled all outstanding disputes and litigation with Andover Ventures Inc., Chief Consolidated Mining Company and W. Gordon Blankstein.

Item 5.	Full Description of Material Change:

Pursuant to Agreements made March 24, 2009, Genco Resources Ltd. has settled all outstanding disputes and litigation with Andover Ventures Inc., Chief Consolidated Mining Company and W. Gordon Blankstein.

The settlements stipulate a payment to Genco by Andover of CDN $5 Million within 18 months, with interest payable quarterly at US prime plus 2% (subject to a minimum rate of 4% per year) and secured by a pledge of certain shares of Chief, for the purchase of all shares of Chief owned by Genco, and the transfer of 2,000,000 Common Shares of Andover owned by Genco.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7.	Omitted Information:

The undersigned is aware of no information of a material nature that has been omitted.

Item 8.	Executive Officer:

Mr. Robert Gardner, Acting CEO and Co-Chairman of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 682-2205.

Item 9.	Date of Report:

March 26, 2009

Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

GENCO SETTLES ALL OUTSTANDING LITIGATION

March 25, 2009 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) reports that it has settled all outstanding disputes and litigation with Andover Ventures Inc., Chief Consolidated Mining Company and W. Gordon Blankstein.

Genco’s Acting CEO and Co-Chairman Robert Gardner states, “We are pleased that, with these disputes behind us, we can now move forward with financing and developing our core silver/gold asset in Mexico. In these uncertain economic times, precious metals are a highly desirable sector of the mining business.”

The settlements stipulate a payment to Genco by Andover of CDN $5 Million within 18 months, with interest payable quarterly at US prime plus 2% (subject to a minimum rate of 4% per year), for the purchase of all shares of Chief owned by Genco, and the transfer of 2,000,000 Common Shares of Andover owned by Genco.

About Genco Resources Ltd.

Genco’s core asset is the producing La Guitarra silver-gold mine, located in the Temascaltepec Mining District of Mexico. La Guitarra Mine currently consists of two underground operation centres – La Guitarra and San Rafael – and a flotation mill with a proven capacity of 320 tonnes per day. Genco believes significant potential exists to expand production within the 39,714 hectares of mining concessions it currently owns or leases in the Temascaltepec Mining District.

For further information, please contact:

Ms. Jada Soomer
Manager, Corporate Communications
Telephone: 604-682-2205
jsoomer@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.